UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

MEDPACE HOLDINGS, INC.

(Name of Subject Company (Issuer))

MEDPACE INVESTORS, LLC & AUGUST J. TROENDLE

(Names of Filing Persons (Offerors))

Options to Purchase Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

58506Q109

(CUSIP Number of Common Stock Underlying Class of Securities)

Stephen P. Ewald

General Counsel

Medpace Holdings, Inc.

5375 Medpace Way

Cincinnati, Ohio 45227

(513) 579-9911

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

F. Mark Reuter

Keating Muething Klekamp PLL

One East Fourth Street, Suite 1400

Cincinnati, Ohio 45202

(513) 579-6400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$34,570,434	$4,190

*

Calculated solely for purposes of determining the filing fee. The calculation of the transaction valuation assumes that all options to purchase 876,533 shares of common stock that are eligible to participate in this offer will be purchased by the offeror. These options have an aggregate value of $34,570,434, calculated based on the amount of the difference between the exercise price and $55.00 as set forth on Schedule A attached to the Offer (defined below). The actual transaction value will be based on the number of options tendered, if any, which may result in a lower aggregate amount.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $121.20 per million dollars of the transaction value.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,030	Filing Party: Medpace Investors, LLC
Form or Registration No.: Schedule TO	Date Filed: August 5, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

INTRODUCTORY STATEMENT

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (“Amendment”) amends and restates the Schedule TO filed with the Securities and Exchange Commission on August 5, 2019 (as amended by Amendment No. 1 filed August 7, 2019 and Amendment No. 2 filed August 15, 2019 and as it may be amended or supplemented from time to time, the “Schedule TO”) and relates to the tender offer by Medpace Investors, LLC, a Delaware limited liability company (“Medpace Investors”), and August J. Troendle (“Mr. Troendle” and together with Medpace Investors, the “Offeror”), to purchase vested stock options for cash from Eligible Holders (as defined in the Offer) of Medpace, Inc., an Ohio corporation (“Medpace”), and of certain subsidiaries of Medpace. Medpace Investors is an affiliate of Medpace and Medpace Holdings, Inc., a Delaware corporation (“Medpace Holdings” or the “Issuer”). The tender offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of August 15, 2019 and the related Election Form, copies of which have been filed as Exhibits (a)(1) and (a)(3), which, together with any amendments or supplements thereto, constitute the “Tender Offer” or “Offer.” Pursuant to its terms the Offer expired at 11:59 p.m., Eastern Time, on September 13, 2019.

This Amendment No. 3 reports the results of the Offer and is filed in satisfaction of the reporting requirements of Rule 14d-3(b)(2) promulgated under the Securities Exchange Act of 1934, as amended. Except as amended and supplemented hereby, all terms of the Offer and all disclosures set forth in the Schedule TO and the amendments and exhibits thereto remain unchanged.

Items 1 through 11.

The Schedule TO is hereby amended and supplemented by adding the following text:

The Offer expired at 11:59 p.m., Eastern Time, on September 13, 2019. Pursuant to the Offer, as of the expiration date, Eligible Holders validly tendered for purchase 229,431 Eligible Options, and the Offeror accepted for purchase all such Eligible Options. Medpace Investors will promptly initiate payment of an aggregate of $9,112,120 to the Eligible Holders participating in the Offer. As a result of the Offer, Medpace Investors will beneficially own 7,980,556 shares (approximately 21.1%) of Medpace Holdings common stock and Mr. Troendle will beneficially own 8,594,258 shares (approximately 22.7%) of Medpace Holdings common stock as of September 13, 2019.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MEDPACE INVESTORS, LLC

Date: September 17, 2019	By:	/s/ August J. Troendle
August J. Troendle,
Manager

/s/ August J. Troendle
August J. Troendle

3